Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the nine months ended September 30, 2020 and 2021. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2020 and 2021 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for the fiscal year 2020, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on May 17, 2021.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Quhuo Limited and its subsidiaries. “VIE” refer to Beijing Quhuo Technology Co., Ltd.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Operating Metrics

In the nine months ended September 30, 2021, the number of average monthly delivery orders was 44.7 million, representing a 79.2% year-over-year increase.

We provided services in 1,231 business circles across 131 cities nationwide in the nine months ended September 30, 2021, compared with 1,067 business circles across 81 cities in the nine months ended September 30, 2020.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Nine months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	1,709,739	2,943,811	456,872
Cost of revenues	(1,557,338)	(2,843,907)	(441,367)
General and administrative	(160,215)	(185,085)	(28,725)
Research and development	(8,346)	(15,509)	(2,407)
Gain/(loss) on disposal of assets, net	2,600	(4,162)	(646)

Operating loss	(13,560)	(104,852)	(16,273)

Interest income	625	529	82
Interest expense	(6,963)	(4,900)	(760)
Other income, net	39,058	11,829	1,836
Foreign exchange loss	(1,502)	(48)	(7)

Income (loss) before income tax	17,658	(97,442)	(15,122)
Income tax expense	(30,258)	(3,049)	(473)

Net loss	(12,600)	(100,491)	(15,595)

Net loss attributable to non-controlling interests	4,052	13,936	2,163

Net loss attributable to ordinary shareholders of Quhuo Limited	(8,548)	(86,555)	(13,432)

Loss per share:
Basic	(0.37)	(1.98)	(0.31)
Diluted	(0.37)	(1.98)	(0.31)
Shares used in loss per share computation:
Basic	23,358,747	43,709,910	43,709,910
Diluted	23,358,747	43,709,910	43,709,910

Net loss	(12,600)	(100,491)	(15,595)
Other comprehensive loss:
Foreign currency translation adjustment:	(7,281)	(2,003)	(311)
Unrealized gain/(loss) on available-for-sale investments, net of tax	—	(85)	(13)
Comprehensive loss	(19,882)	(102,579)	(15,919)
Comprehensive loss attributable to non-controlling interests	4,051	13,936	2,163

Comprehensive loss attributable to ordinary shareholders of Quhuo Limited	(15,831)	(88,643)	(13,756)

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2021

Revenues

Our revenues increased by 72.2% from RMB1,709.7 million in the nine months ended September 30, 2020 to RMB2,943.8 million (US$456.9 million) in the nine months ended September 30, 2021, primarily due to the rapid growth of our major business lines.

•

Revenues from on-demand delivery solutions increased by 66.0% from RMB1,689.3 million in the nine months ended September 30, 2020 to RMB2,804.7million (US$435.3 million) in the nine months ended September 30, 2021, primarily due to the increase in the number of delivery orders we fulfilled as a result of industry growth and our continued penetration and expansion into new geographical markets.

•

Revenues from mobility service solutions, consisting of shared-bike maintenance, ride hailing and freight service solutions, increased significantly from RMB16.4 million in the nine months ended September 30 2020 to RMB77.3 million (US$12.0 million) in the nine months ended September 30, 2021, primarily due to (1) the enlarged customer base and service scope of shared-bike maintenance solutions, and (2) the commencement of freight service solutions in July 2021.

•

Revenues from housekeeping and accommodation solutions increased significantly from RMB3.1 million in the nine months ended September 30 of 2020 to RMB56.6 million (US$8.8 million) in the nine months ended September 30, 2021, primarily due to the enlarged customer base of housekeeping and accommodation solutions to include hotels and B&Bs following our acquisition of Lailai and Chengtu Home.

Cost of revenues

Our cost of revenues increased by 82.6% from RMB1,557.3 million in the nine months ended September 30, 2020 to RMB2,843.9 million (US$441.4 million) in the nine months ended September 30, 2021, primarily due to the increases in (1) labor costs in line with our continuous business expansion, and (2) the incremental hiring expenses, equipment costs and insurance expenses to expand workforce on our platform and secure additional resources in preparation for the anticipated increased demand of our solutions and our continuous business expansion plan.

General and administrative expenses

Our general and administrative expenses increased by 15.5% from RMB160.2 million in the nine months ended September 30 of 2020 to RMB185.1 million (US$28.7 million) in the nine months ended September 30, 2021, primarily due to the increases in (1) staff cost in line with the rapid development of our housekeeping solutions, and (2) professional service fees and expenditures in connection with our business expansion plan, partially offset by the decreases in share-based compensation of RMB15.2 million (US$2.4 million) as we satisfied the performance conditions of our share incentive awards upon the completion of our initial public offering in the nine-months ended September 30, 2020 and incurred substantial share-based compensation expenses from those awards.

Research and development expenses

Our research and development expenses increased by 85.8% from RMB8.3 million in the nine months ended September 30 of 2020 to RMB15.5 million (US$2.4 million) in the nine months ended September 30, 2021, primarily due to (1) the incurrence of outsourcing expenses to develop a new SaaS system for our housekeeping solutions, and (2) the increase in staff cost as we enlarged our research and development team.

Gain/(loss) on disposal of assets, net

We recorded gain on disposal of assets, net of RMB2.6 million and loss on disposal of assets, net RMB4.2 million (US$0.6 million) in the nine months ended September 30, 2020 and 2021, respectively, primarily due to transfer of customer relationships in certain delivery areas of, and de-recognition of smart food cabinets involved in, our on-demand delivery solutions to third parties.

Interest income

We recorded interest income of RMB0.6 million and RMB0.5 million (US$82,000) in the nine months ended September 30, 2020 and 2021, respectively, primarily relating to our bank deposits.

Interest expense

Our interest expense decreased by 29.6% from RMB7.0 million in the nine months ended September 30, 2020 to RMB4.9 million (US$0.8 million) in the nine months ended September 30, 2021, primarily because we incurred less short-term bank borrowings.

Other income, net

Our other income, net decreased by 69.7% from RMB39.1 million in the nine months ended September 30 of 2020 to RMB11.8 million (US$1.8 million) in the nine months ended September 30, 2021, primarily due to the fluctuation in the fair value change of our investment in a mutual fund.

Foreign exchange loss

We recorded a foreign exchange loss of RMB1.5 million and RMB48,000 (US$7,000) in the nine months ended September 30, 2020 and 2021, respectively.

Income tax expense

Our income tax expense decreased by 89.9% from RMB30.3 million in the nine months ended September 30, 2020 to RMB3.0 million (US$0.5 million) in the nine months ended September 30, 2021, primarily due to the fluctuation of nondeductible share-based compensation expenses and unbenefited losses from continuing operations.

Net loss

As a result of the foregoing, we had net loss of RMB12.6 million and RMB100.5 million (US$15.6 million) in the nine months ended September 30, 2020 and 2021, respectively. Net loss attributable to Quhuo Limited was RMB86.6 million (US$13.4 million), compared to net loss of RMB8.5 million in the nine months ended September 30 of 2020.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing, including the proceeds we received from our initial public offering, proceeds from exercise of share options and loans from commercial banks. As of September 30, 2021, we had RMB57.2 million (US$8.9 million) in cash. Our cash consists primarily of cash on hand, demand deposits and time deposits which are highly liquid. We believe that our current cash, cash equivalents and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital for business expansion in the future.

As a holding company with no material operations of our own, we conduct our operations primarily through our consolidated VIE and its subsidiaries. As of September 30, 2020, 93.0% of our cash were held by our VIE and its subsidiaries and denominated in Renminbi. Although we consolidate the results of our VIE, we only have access to the assets and earnings of our VIE through our contractual arrangements with the VIE and its nominee shareholders.

We incurred net losses of RMB12.6 million and generated positive cash flows from operations of RMB25.6 million for the nine months ended September 30, 2020. We incurred net losses of RMB100.5 million (US$15.6 million) and negative cash flows from operations of RMB56.8 million (US$8.8 million) for the nine months ended September 30, 2021. We had positive working capital, which equals the result of current assets minus current liabilities, of RMB 325.1 million and RMB 177.9 million (US$27.6 million) as of September 30, 2020 and 2021, respectively. The total outstanding balance of our short-term bank borrowings as of September 30, 2021 was RMB135.0 million (US$21.0 million). There were two short-term bank borrowings as of September 30, 2021:

•

We entered into a credit facility agreement with East West Bank initially in February 2018 and April 2019, which was renewed in June 2019 and further renewed in July 2020 and April 2021. We are entitled to borrow up to RMB65.0 million with an interest rate of 5.00%. The loan is intended for general working capital purposes and is secured by a standby letter of credits issued by East West Bank and our certain accounts receivables.

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We entered into a credit facility agreement with SPD Silicon Valley Bank initially in May 2018, which was renewed in August 2019 and further renewed in November 2020. We are entitled to borrow up to RM70.0 million with a floating interest rate benchmarked to one-year lending rate of the PBOC. The loan is intended for general working capital purposes and is secured by a standby letter of credits issued by SPD Silicon Valley Bank and our certain accounts receivables.

While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short-term bank loans upon the maturity of such loans and believe we will continue to be able to do so.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities, including the net proceeds we received from our initial public offering. To utilize the proceeds we received from our initial and any subsequent public offerings, we may make additional capital contributions to our PRC subsidiaries, the VIE and subsidiaries of the VIE and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amounts of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

A substantial portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may not be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves may not be distributed as cash dividends.

We may require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our unaudited condensed consolidated statement of cash flows for the periods indicated:

	Nine months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	25,624	(56,771)	(8,810)
Net cash used in investing activities	(231,686)	(49,256)	(7,645)
Net cash generated from financing activities	217,795	61,697	9,576
Effect of exchange rate changes on cash and restricted cash	163	77	11
Net increase/(decrease) in cash and restricted cash	11,896	(44,253)	(6,868)
Cash and restricted cash at beginning of the year	126,779	103,754	16,102
Cash and restricted cash at end of the year	138,675	59,501	9,234

Operating Activities

Net cash used in operating activities in the nine months ended September 30, 2021 was RMB56.8 million (US$8.8 million), primarily due to a net loss of RMB100.5 million (US$15.6 million), adjusted for (1) certain non-cash items, mainly including share-based compensation expenses of RMB59.4 million (US$9.2 million) and amortization of RMB14.9 million (US$2.3 million), (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB48.4 million (US$7.5 million) in accrued expenses and other current liabilities and an increase of RMB35.4 million (US$5.5 million) in accounts payable and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB87.1 million (US$13.5 million) in accounts receivable and an increase of RMB42.4 million (US$6.6 million) in other non-current assets.

Net cash generated from operating activities in the nine months ended September 30, 2020 was RMB25.6 million, primarily due to a net loss of RMB12.6 million in the same period, adjusted for (1) certain non-cash items, mainly including share-based compensation expenses of RMB74.6 million and changes in fair value of short-term investment of RMB26.5 million, (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB20.1 million in income taxes payable and a decrease of RMB18.2 million in amounts due from related parties, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease of RMB37.7 million in accounts payable and an increase of RMB23.6 million in accounts receivable.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2021 was RMB49.3 million (US$7.6 million), primarily due to purchase of short-term investments of RMB2,458.4 million (US$381.5 million) and acquisition of intangible assets of RMB37.6 million (US$5.8 million), partially offset by proceeds from sales of short-term investments of RMB2,459.8 million (US$381.8 million).

Net cash used in investing activities in the nine months ended September 30, 2020 was RMB231.7 million, primarily due to purchase of short-term investments of RMB2,487.9 million and acquisition of intangible assets of RMB39.8 million, partially offset by proceeds from sales of short-term investments of RMB2,295.8 million.

Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2021 was RMB61.7 million (US$9.6 million), primarily due to the proceeds from short-term loans of RMB135.0 million (US$21.0 million), partially offset by repayments of short-term loans of RMB66.0 million (US$10.2 million).

Net cash provided by financing activities in the nine months ended September 30, 2020 was RMB217.8 million, primarily due to the proceeds from our initial public offering of RMB244.2 million, net of issuance costs of RMB 9.4 million and the proceeds from short-term loans of RMB121.0 million, partially offset by repayments of short-term loans of RMB132.0 million.

Capital Expenditures

We made capital expenditures of RMB2.1 million and RMB9.6 million (US$1.5 million) in the nine months ended September 30, 2020 and 2021, respectively, primarily including purchases of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We expect to continue to make capital expenditures in line with the expected growth of our business.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

•	our future business development, financial conditions and results of operations;

•	the expected growth of the relevant markets;

•	our expectations regarding demand for and market acceptance of our services;

•	expected changes in our revenues, costs or expenditures;

•	general business, political, social and economic conditions in China and the relevant markets we have operations; and

•	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.